SEC, Washington Exemption File No. 82-5079

Press release

Skandia

17 April 2002

Corporate Communications
[redacted] olm, Sweden
·788 10 00
3 23 80
1

March sales SEK 10.7 billion[1)]

Sales in March
Sales amounted to SEK 10.7 billion (13.6). Sales in February 2002 totalled SEK 9.7 billion.

New sales of unit linked assurance through March
New sales of unit linked assurance decreased by 19% through March compared with the same period in 2001.

Sales through March
Sales amounted to SEK 31.0 billion (37.9). Sales are reported exclusive of paid-in premiums to Skandia Liv totalling SEK 3.5 billion (4.2). Of total sales, SEK 22.3 billion (25.8) pertains to unit linked assurance, SEK 7.2 billion (11.0) to mutual fund savings products, and SEK 1.1 billion (0.7) to direct sales of funds.

In the USA, sales of variable annuities through March amounted to SEK 8.5 billion (10.8), and sales of mutual funds totalled SEK 3.4 billion (7.3). Toward the end of 2001 Skandia strengthened its number one position in the market for sales of variable annuities through the independent broker distribution channel. Our preliminary indications show that Skandia continued to strengthen its total variable annuity market share somewhat in the first months of 2002.

Sales in the UK totalled SEK 9.9 billion (11.6). In Sweden, SkandiaLink's sales amounted to SEK 3.1 billion (3.4). Sales in markets outside the USA, the UK and Sweden amounted to SEK 4.9 billion (4.1).

Financial effects through March
According to the sensitivity analysis presented on page 21 of the Annual Report, a 1% increase/decrease in the stock market would have a one-time effect of approximately SEK 200 million on the operating result. During the first quarter the aggregate negative impact is estimated to be in the range of 3.0%-5.0%.

[1] All comparison figures pertain to the corresponding period a year earlier, unless otherwise indicated.

Exchange rate effects
Exchange rate movements did not have any impact on sales during the first quarter of 2002, based on a comparison with the average exchange rates that applied for the full-year 2001.

The first quarter interim report will be released on 26 April 2002.

For further information, please contact:
Harry Vos, Head of Investor Relations, tel +46-8-788 3643

Definitions of sales

Sales
Sales pertain to paid-in premiums and deposits in funds from Skandia's customers.

New sales
New sales pertain to single and regular premiums from unit linked contracts entered into in 2002, recalculated to full-year figures. According to industry practice, new sales are defined as regular premiums recalculated to full-year figures plus 1/10 of single premiums during the period.

Exchange rates		2002 31 Mar.	2002 28 Feb.	2002 31 Jan.	2001 31 Dec.	2001 31 Mar.	2001 28 Feb.	2001 31 Jan.
SEK								
EUR	Closing rate	9.04	9.05	9.16	9.33	9.15	9.07	8.85
EUR	Average rate	9.14	9.18	9.24	9.29	9.00	8.93	8.90
GBP	Closing rate	14.75	14.80	15.04	15.32	14.82	14.22	13.89
GBP	Average rate	14.98	15.05	15.18	15.01	14.22	14.08	14.01
USD	Closing rate	10.36	10.46	10.64	10.58	10.39	9.85	9.50
USD	Average rate	10.51	10.56	10.61	10.43	9.74	9.59	9.47
JPY	Closing rate	0.078	0.078	0.080	0.081	0.083	0.085	0.082
JPY	Average rate	0.079	0.079	0.080	0.086	0.083	0.082	0.081

Sales figures have been affected by the sale of parts of the fund business conducted by Skandia Asset Management to Den norske Bank. Consequently, monthly sales of SEK 10.7 billion, SEK 9.7 billion and SEK 10.6 billion for March, February and January 2002, respectively, are reported after deducting SEK 0.3 billion, SEK 0.2 billion and SEK 0.3 billion, respectively. The comparison figures for 2001 have also been recalculated. Direct sales of mutual funds pertaining to January, February, March and December 2001 have thereby decreased by SEK 0.4 billion, SEK 0.3 billion, SEK 0.1 billion and SEK 0.2 billion, respectively.